CONFIDENTIAL TREATMENT REQUESTED BY MOLDFLOW CORPORATION. ### INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. 200.83.
May 21, 2007
Via Electronic Submission and Overnight Courier
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:      Kathleen Collins, Accounting Branch Chief
RE:	Moldflow Corporation Form 10-K for Fiscal Year Ended June 30, 2006 Forms 10-Q for Fiscal Quarters Ended September 30, 2006 and December 31, 2006 File No. 0-30027
Dear Ms. Collins:
This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 3, 2007 (the “Comment Letter”) to Christopher L. Gorgone, Executive Vice President and Chief Financial Officer of Moldflow Corporation (“Moldflow” or the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2006 and Forms 10-Q for the fiscal quarters ended September 30, 2006 and December 31, 2006. The responses set forth below have been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.
### Confidential Treatment Requested by Moldflow Corporation.

Securities and Exchange Commission

Prior Comment no. 1
1.	We note that total revenue attributed to each customer type within each geographic region in your analysis of VSOE equals only a portion of the Company’s total revenues for 2006 and according to line 53 of your response letter, only indicates a small exclusion of revenues derived from indirect channels in Europe. Tell us what the remaining revenues relate to and why this was excluded from the Company’s analysis. In this regard, we note the geographic information provided on page F-31 of Note 20 where you indicate that revenues from Asia/Australia totaled $21,969 versus the amount provided in Table C to your response and revenues for Europe totaled $21,263 versus the amount provided in your response. Please provide your analysis of the VSOE for PCS for the regions excluded in your previous response.
     The analysis included in our reply of March 22nd (“Table C”) was prepared to address the Staff’s request to provide a breakdown of our PCS ranges for each customer type within each major geographic region. Table C provided information on each region that represented more than 5% of total revenues, which we believe represented our major geographic regions as of June 30, 2006, as well as those regions that the Staff specifically asked the Company to address in its letter to the Company dated February 22, 2007. We have now amended the analysis (please see Appendix A to this letter) to include all geographic regions, displaying the average selling price (used as the VSOE rate) for each class of customer within those regions and the concentration of renewal pricing around those average selling prices within a range of plus or minus a deviation of 15%.
     The following table reconciles the geographic revenue per Appendix A to that which was reported in Note 20 of our Annual Report on Form 10-K for the year ended June 30, 2006. (###)
     TABLE (###)
### Confidential Treatment Requested by Moldflow Corporation.

Securities and Exchange Commission

     Prior Comment no. 2
2.	While we note that the Company believes that “the application of various VSOE rates” results in “very similar PCS values in terms of absolute dollars, regardless of region” and that “on average” PCS “in a bundled deal represents a portion of the value of the net software license fee” in all regions, it is unclear how you determined that the average absolute value or average relative fair value is representative of VSOE in your European region. In this regard, we note that only a portion of all transactions (for Italy, Ireland, France and Germany) fall within an acceptable deviation of the average selling price. It is not clear from your analysis how the Company determined that these percentages are representative of “a concentration of pricing which is sufficient to demonstrate the existence of VSOE” for your European sales. Regardless of the fact that the average dollar and average rates are similar to your other regions (North America and Japan) it does not appear that the majority of your European sales even fall within the range of such averages. Please explain.
     We concluded that the clustering of prices demonstrated in our data, despite being less than a majority, was indeed a sufficient concentration of pricing. We, however, acknowledged that the concentration demonstrated in Europe was less than that demonstrated by our most significant sales regions (North America and Japan); and we, therefore, chose to supplement that conclusion with additional analysis.
     As discussed in our previous responses, this additional analysis included the consideration of how the value of PCS in Europe, if estimated using the average selling price (the basis of the VSOE data), would compare to other regions in terms of absolute-dollar value and in terms of relative value to the underlying software license fee. This analysis demonstrated that the value of PCS in Europe, as determined by using the average selling prices as VSOE, was the same as the PCS value determined in our most significant sales regions that routinely demonstrate high concentrations of renewal pricing.
### Confidential Treatment Requested by Moldflow Corporation.

Securities and Exchange Commission

     Based upon these facts, management concluded that, despite having a lower concentration of pricing history, the average selling price of PCS renewals in Europe represented a price equivalent to that charged when PCS was sold separately in other more significant geographies. As such, management judged that, in light of the existing concentrations and the supplemental analysis, the average sales price was the VSOE of fair value of PCS in Europe.
     In addition, management acknowledged the lower concentration of historical renewal pricing and in fiscal 2006 introduced optional contractual renewal clauses into its sales arrangements. As a result, a majority of the multiple-element arrangements in the regions with lower concentrations of pricing included contractual renewal clauses during fiscal 2006. Management concluded that both the rate and term of the optional contractual renewal clauses were substantive and our history has indicated that more than 90% of customers have renewed in accordance with the renewal clause.
Prior Comment no. 3
3.	We note that during 2006, the Company began including contractual renewal rates in your European contracts. Tell us what percentage of your revenues in your European region was from contracts that included contractual renewal rates and what percentage of such revenues was from contracts that did not include contractual renewal rates.
     In fiscal 2006, we entered into (###) multiple-element arrangements in all of Europe that included software licenses and PCS. Of that amount, (###) arrangements (###) included optional contractual renewal rates for PCS and (###) arrangements (###) did not, reflecting the staggered introduction of such clauses into our business practice. By the end of fiscal 2006 and for all of fiscal 2007, the use of optional contractual renewal clauses was our standard practice for all of Europe and all of the Company’s other significant sales regions.
     In fiscal 2006, we recorded only (###) million of revenue from European multiple-element arrangements that did not have contractual renewal rates. This amount represented only (###) of the Company’s total fiscal 2006 revenue and (###) of our total European revenue as reported in Note 20 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2006.
### Confidential Treatment Requested by Moldflow Corporation.

Securities and Exchange Commission

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s response or would like to discuss any of the matters covered in this letter, please contact the undersigned at (508) 358-5848.
Sincerely,
/s/ Christopher L. Gorgone

Christopher L. Gorgone
Executive Vice President and
Chief Financial Officer
### Confidential Treatment Requested by Moldflow Corporation.

Securities and Exchange Commission

APPENDIX A (###)
### Confidential Treatment Requested by Moldflow Corporation.